Exhibit 99.1

Dr David Stamler Appointed CEO

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 7 January 2021: The Board of Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) is pleased to announce the appointment of Dr David Stamler to the role of Chief Executive Office effective immediately.

Dr Stamler joined the Company in June 2017 as Chief Medical Officer and Senior Vice President Clinical Development. Mr Geoffrey Kempler, who founded the company in November 1997, will step down from the role of CEO and continue as Non-Executive Chairman.

Mr Kempler will be engaged in a consulting capacity in addition to his Non-Executive Chairman role.

Dr Stamler has significant pharmaceutical development and commercialisation experience including three New Drug Application approvals with the US FDA for drugs in the neurological space. His succession aligns with the next phase of Alterity’s commercial strategy and comes at a time when the company is preparing to advance its lead compound ATH434 to Phase 2 Clinical trials.

Mr Kempler said: “It’s been a great privilege to work towards improving the lives of millions of people suffering from neurodegenerative diseases. I have had the honour of working with teams of very dedicated scientists and clinicians over many years. I am delighted that David Stamler, who joined Alterity over 3 years ago, has agreed to succeed me and assume the role of CEO. David is enormously talented, and I look forward to continuing to work with him as we continue to advance our treatments for Parkinsonian diseases”.

Dr Stamler added: “When I first joined Alterity I was impressed and excited at the novel technology that underpins our portfolio of potential treatments for neurodegenerative disease and since then have been pleased with the progress we’ve made. We are at an important juncture as we move into later stage clinical trials for our lead compound ATH434 and I look forward to now leading the business as CEO and advancing our commercialisation program.”

The revised contract for both Dr David Stamler and Mr Geoffrey Kempler has considered ASX Corporate Governance Principles and Recommendations as well as industry practice. The key terms of the contracts, in accordance with Listing Rule 3.16.4, are set out in the attachment to this announcement.

END

Authorization & Additional information
This announcement was authorized by Mr Geoffrey Kempler, Chairman of Alterity Therapeutics Limited.

Contact:

Investor Relations

Greig King, WE Communications

E: WE-AUAlterity@we-worldwide.com

Tp: +61 452 041 261

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by redistributing labile iron in the brain. In this way, it has potential to treat Parkinson’s disease and atypical forms of Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s website at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434 (formerly PBT434), and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Attachment

Dr David Stamler’s Key Employment Terms

Title	Chief Executive Officer (CEO)
Base salary	US$ 420,000 per annum
Short term incentive	The potential to earn an annual short-term incentive of up to 35% of base salary based on achievement of agreed milestones
Equity

●     1,523,212 options over ADSs (equivalent to 91,392,740 ordinary shares of the Company) with an exercise price equivalent to the closing ADS price on 7 January 2021, expiring 5 years from issue.

●     Vesting:

○       25% one year from grant date

○       the remainder vesting on a monthly basis over 48 months

○       Change in control: 100% vest

Severance	1-year base salary severance payment and accelerated vesting of remaining unvested options
Termination	6 months’ notice by either party unless otherwise mutually agreed in writing
Other provisions	The employment Agreement contains other provisions usually found in such agreements

Mr Geoffrey Kempler’s Key Engagement Terms

Title	Chairman and Non-Executive Director
Non-Executive Chairman fee	A$ 100,000 plus superannuation
Consultancy fee	A$16,900 plus GST per month.
Consultancy services

Operational and other relevant services to the Company that are or will be special exertions in addition to the types of day-to-day services or functions ordinarily or usually provided or performed by a non-executive chairperson or non-executive director. This excludes merger, acquisition or licencing activities.

Term

The term of the Consultancy Agreement is for 12 months from commencement and subject to annual review thereafter. May be terminated by either party without cause by giving not less than 6 months written notice.

Other provisions	That the Consultancy Agreement contains other provisions usually found in such agreements.